Exhibit 3.1(a)

ARTICLES OF AMENDMENT

TO ARTICLES OF INCORPORATION

OF

HERITAGE FINANCIAL CORPORATION

Heritage Financial Corporation, a corporation organized and existing under the laws of the State of Washington (the “Corporation”), in accordance with the provisions of Chapter 23B.10 and Section 23B.06.020 of the Revised Code of Washington thereof, does hereby certify and submit for filing these Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is Heritage Financial Corporation.

SECOND: The amendment revised Article IX, Section 9.2 of the Corporation’s Articles of Incorporation to read as follows:

ARTICLE 9 (Directors), Section 9.2. Term. The term of each director of the corporation shall be for one year. Each director shall hold office until the next annual meeting of shareholders following his or her election and until his or her successor is duly elected and qualified; provided that any director who was elected for a three-year term under a prior version of this Article 9 shall continue to hold office for the balance of the term for which he or she was elected and until his or her successor is duly elected and qualified.

THIRD: These Articles of Amendment to the Article of Incorporation do not provide for an exchange, reclassification or cancellation of any issued shares.

FOURTH: The amendment was adopted on May 4, 2011.

FIFTH: The amendment was duly approved by the shareholders of the Corporation in accordance with the provisions of Sections 23B.10.030 and 23B.10.040 of the Revised Code of Washington.

SIGNATURES

Heritage Financial Corporation has caused these Articles of Amendment to be signed by Brian L. Vance, its President and Chief Executive Officer, this 1st day of June, 2011.

HERITAGE FINANCIAL CORPORATION

By:	/s/ BRIAN L. VANCE
Brian L. Vance
President and Chief Executive Officer